AB International Group Corp.

48 Wall Street, Suite 1009

New York, NY 10005

December 14, 2020

Via Edgar

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

RE:	Application for Withdrawal of Registration Statement filed on Form S-1/A filed by AB International Group Corp. on December 11, 2020
SEC File No. 333-246252

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, (the “Securities Act”), AB International Group Corp., a Nevada corporation (the “Company”), hereby requests the immediate withdrawal of the Company's registration statement on Form S-1/A, which was filed with the Securities and Exchange Commission (the “Commission”) on December 11, 2020 under File Number 333-246252 (together with all exhibits thereto, the “Registration Statement”).

The Company’s registration statement on Form S-1/A was inadvertently filed using the wrong file number (333-246252). Following the withdrawal, the Company intends to file an amendment to its Form S-1 registration statement using the correct file number (333-249514).

Should you have any questions regarding the Registration Statement, please feel free to contact our legal counsel Scott Doney at (702) 982-5686.

Kind regards,

/s/ Chiyuan Deng
Chief Executive Officer

cc:	Scott Doney, Esq.